John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778   Fax: 913.660.9157
john.lively@1940actlawgroup.com

June 13, 2017

Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Long:

On January 12, 2017, you provided comments to me relating to the Trust. You noted that your review also covered other certain filings of the Trust. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment. This letter is being submitted in a correspondence filing.

General

1.
Comment:      You noted that the Trust has not filed a copy of its fidelity bond as required by Rule 17g-1 under the Investment Company Act of 1940 as amended. You asked that we file the fidelity bond to come into compliance with the applicable filing requirements.

Response: The Trust has made necessary filing of its fidelity bond.

2.
Comment:      With respect to the Form N-CSR filing for the Clifford Capital Fund (the “Fund”) containing the Annual Report for the period ending September 30, 2016, the SEC staff notes that the Fund changed its fiscal year from December 31st to September 30th. The SEC staff notes that the statement of operations only provided data for the 9-month period ending September 30th. The SEC staff notes that the AICPA Audit and Accounting Guide for Investment Companies explains footnote 4 to paragraph 7.01 sets forth the view of the SEC staff currently requires that sufficient fiscal periods be presented to cover at least 12 calendar months’ results of operations ending on the most recent fiscal year-end date. The SEC staff request that the Trust refile the Form N-CSR and resubmit the revised report to shareholders of the Fund.

Response: The Trust has amended this filing and redistributed the Annual report to shareholders of the Fund. The Trust has also re-filed the Form N-CSR.

*	*	*

Mr. Long
U.S. Securities and Exchange Commission
June 13, 2017

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively